Act: 1934
Section: 13A
Rule:
Public
Availability: 8/11/2006

August 11, 2006


RECD S.E.C.
AUG 15 2006
1088

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: iShares Silver Trust
Incoming letter dated August 11, 2006

Based on the facts presented in your letter, the Division will not recommend enforcement action to the Commission if iShares Silver Trust complies with the certification requirements of Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as applicable, by providing certifications in the exact form of the certification provided in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.




06044742

Sincerely,



Charles Kwon
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2006

Mail Stop 3010

Edgard Alvarez, Esq.
Clifford Chance US LLP
2001 K Street, N.W.
Washington, D.C. 20006-1001

Re: iShares Silver Trust

Dear Mr. Alvarez:

In regard to your letter of August 11, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Sections 13(a) and 15(d) of the Securities Exchange Act of 1934; Rules 13a-14(a) and 15d-14(a) thereunder; and Item 601(b)(31) of Regulation S-K

David Yeres
Partner

DIRECT TEL +1 212 878 8075
david.yeres@cliffordchance.com

August 11, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: iShares Silver Trust – Request for no-action relief regarding application of the certification rules under Section 302 of the Sarbanes-Oxley Act of 2002.

On behalf of Barclays Global Investors International Inc, a Delaware corporation acting in its capacity as sponsor of the iShares Silver Trust (in such capacity, the "Sponsor"), a New York trust (the "Trust"), we respectfully request from the staff of the Securities and Exchange Commission (the "Commission") no-action relief in respect of the certifications (the "Sarbanes-Oxley Certifications") required to be filed with the Trust's quarterly and annual reports pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND

A. The Trust.

The Trust is a grantor trust formed under the laws of the State of New York. The Trust does not have any officers, directors, or employees and is administered by The Bank of New York acting as trustee (in such capacity, the "Trustee") pursuant to a Depositary Trust Agreement dated as of April 21, 2006 between the Trustee and the Sponsor (the "Trust Agreement"). The Trust issues shares representing fractional undivided beneficial interests in its net assets (the "Shares"). The assets of the Trust consist primarily of silver held by a custodian (the "Custodian") as an agent of the Trust and responsible only to the Trustee.[1]

The Shares are continuously offered pursuant to a registration statement on Form S-1 (Commission File No. 333-125920) filed by the Sponsor under the Securities Act of 1933, as amended,

---

1 Trust Agreement, Sections 1.1 (definition of "custodian") and 5.5.

and declared effective by the Commission on April 27, 2006. The Shares are registered under Section 12(b) of the Exchange Act and are listed on the American Stock Exchange (the "AMEX"). Accordingly, the Trust is subject to the reporting requirements of Section 13 of the Exchange Act.

The Trust is a passive investment vehicle the objective of which is for the value of each Share approximately to reflect, at any given time, the value of the silver bullion owned by the Trust less the Trust's liabilities (anticipated to be principally for accrued operating expenses) divided by the number of outstanding Shares. The Trust does not engage in any activities designed to obtain a profit from, or ameliorate losses caused by, changes in the price of silver. The Shares are intended to constitute a simple, liquid and cost-effective means of making an investment similar to an investment in silver.

The Trust issues and redeems Shares only in exchange for silver, only in aggregations of 50,000 or integral multiples thereof (each 50,000-share unit is referred to as a "Basket"), and only in transactions with registered broker-dealers (the "Authorized Participants") that have previously entered into an agreement with the Trust governing the terms and conditions of such issuances and redemptions. Authorized Participants are free to break down the 50,000-unit aggregations in which Shares are issued and resell individual Shares to retail and other investors.

The Trustee is responsible for the day-to-day administration of the Trust. Under the Trust Agreement, the Trustee has the authority to perform, and is responsible for performing, the following tasks in connection with the administration of the Trust:

- receiving and processing orders for Shares,[2]
- determining the amount of silver to be deposited in exchange for Shares,[3]
- owning the silver held for the trust by the Custodian,[4]
- issuing Shares and keeping a register of their registered owners,[5]
- receiving and processing redemption orders,[6]
- determining the value of the assets of the Trust and computing the net asset value of the Trust and the net asset value per Share,[7]

---

[2] Trust Agreement, Section 2.3(a).

[3] Trust Agreement, Section 2.3(b).

[4] Trust Agreement, Section 2.3(d).

[5] Trust Agreement, Sections 2.4, 2.5 and 5.1(b).

[6] Trust Agreement, Section 2.6.

[7] Trust Agreement, Sections 4.1 and 4.3.

- distributing property of the Trust other than silver and fixing the record dates in connection thereof,[8]
- selling, in its discretion, silver to cover Trust expenses,[9]
- retaining or replacing the Custodian or appointing additional Custodians,[10]
- preparing the financial statements for the Trust,[11] and
- providing the Sponsor with the information requested in writing by the Sponsor and necessary to prepare filings or submissions required to be made by the Trust under the securities laws of the United States.[12]

By its terms, the Trust Agreement only authorizes the following discretionary actions by the Trustee: (i) sales of silver to cover Trust expenses;[13] (ii) the taking of "any action that it considers necessary or desirable to protect the Trust or the interests of the Registered Owners";[14] and (iii) determining that it is in the best interest of the registered owners of shares of the Trust to appoint a substitute or additional custodian or custodians of the Trust's silver.[15]

The Trust is not an "investment company" under the Investment Company Act of 1940, as amended, and it does not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as amended (the "CEA"). The Trust is not a "commodity pool" for purposes of the CEA and neither the Sponsor nor the Trustee is subject to regulation as a commodity pool operator or commodity trading adviser in connection with the Trust.

B. The Custodian.

According to the agreement between the Trustee and JPMorgan Chase, N.A., London branch, as the initial Custodian (the "Custodian Agreement"), the Custodian has the authority to perform, and is responsible for performing, the following tasks:

---

8 Trust Agreement, Sections 4.4, 4.5 and 4.6.

9 Trust Agreement, Section 4.7(a) and 4.9.

10 Trust Agreement, Section 5.5.

11 Trust Agreement, Section 4.8(a).

12 Trust Agreement, Section 5.10.

13 Trust Agreement, Section 4.7(a) and 4.9.

14 Trust Agreement, Section 5.12(a).

15 Trust Agreement, Section 5.5.

- establishing accounts in the name of the Trustee for the receipt and maintenance of silver, cash and other property of the Trust,[16]
- recording the ownership of all property of the Trust as belonging to the Trustee,[17]
- keeping books and records regarding the properties of the Trust,[18] and
- preparing and transmitting to the Trustee daily and monthly reports regarding the Trust property held by the Custodian and any transactions affecting such property.[19]

C. The Sponsor.

The Sponsor arranged the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the AMEX. In contrast with the powers and responsibilities of the Trustee and the Custodian (which, as indicated above, respectively own and hold the property of the Trust), the Sponsor's powers and responsibilities are of a different nature. The Sponsor is not involved in the day-to-day operation of the Trust, but has certain powers with respect to certain decisions which the Trustee can only make with the consent of the Sponsor.[20] As part of its responsibilities under the Trust Agreement, the Sponsor is required to prepare and file the Sarbanes-Oxley Certifications accompanying the Trust's annual and quarterly reports.[21] In addition, the Sponsor is responsible for the payment of certain fees and expenses of the Trust,[22] for the preparation and filing of

---

16 Custodian Agreement, Section 2.1.

17 Custodian Agreement, Section 14.5.

18 Custodian Agreement, Section 14.5.

19 Custodian Agreement, Section 2.5.

20 See, *e.g.*, Trust Agreement Sections 2.5(d) (regarding appointment of transfer agents), 4.1 (regarding changes to the price used in the evaluation of the Trust's silver), 4.6 (regarding determination of record dates), 5.5 (regarding the appointment of substitute or additional custodians and amendments to the Custodian Agreement), 5.12(b) (regarding acts of the Trustee not contemplated or provided for in the Trust Agreement), and 6.1 (regarding amendments to the Trust Agreement).

21 Sections 4.8(b) and 5.10 of the Trust Agreement expressly contemplate that the preparation and filing on behalf of the Trust of the reports required by the Exchange Act are the responsibility of the Sponsor and that the Trustee's role in respect to such matters is limited to providing the Sponsor with such information and supporting documents as shall be needed to enable the Sponsor to discharge such duties. More specifically, Section 5.10(b) gives the Sponsor of the Trust exclusive power and authority to "adopt, implement or amend" the Trust's disclosure controls and procedures. Given that the Sarbanes-Oxley Certifications are to be signed by the individuals who are responsible, among other things, for the design of the registrant's disclosure controls and procedures, in the case of the Trust such certifications have to be signed by the corresponding officers of the Sponsor and not by officers or employees of the Trustee who have no authority over the Trust's disclosure controls and procedures.

22 Trust Agreement, Section 5.3(g).

registration statements and periodic and other reports required under the federal securities laws of the United States,[23] and for establishing the internal control over financial reporting used in the preparation of the financial statements for the Trust.[24] The Sponsor also has the power, under certain circumstances, to terminate the Trustee[25] and to terminate the Trust.[26]

The Sponsor is a Delaware corporation incorporated on March 22, 1990 under the name Barclays de Zoete Wedd Research Inc. After successively changing its corporate name to Barclays de Zoete Wedd Investment Management Inc. (September 16, 1991) and to BZW Investment Management Inc. (December 28, 1995), the Sponsor adopted its current corporate name on November 15, 1996. The Sponsor is an indirect,[27] wholly-owned subsidiary of Barclays Global Investors UK Holdings Limited ("BGI-UK"), a company under the supervision of the United Kingdom's Financial Services Authority and, in turn, a subsidiary of Barclays Bank PLC.[28] As a Delaware entity not engaged in any regulated activities, the Sponsor, in its capacity as such, is not subject to direct regulatory oversight by any governmental agency in any jurisdiction.[29]

---

23 Trust Agreement, Section 5.10.

24 Trust Agreement, Sections 4.8 and 5.10.

25 Trust Agreement, Section 5.4(b).

26 Trust Agreement, Section 6.2(a)(v).

27 The Sponsor's shares are owned by Barclays California Corporation ("BCC"), the primary holding company of all U.S.-based Barclays Global Investors entities. BCC has no independent operations and no involvement in the activities of the Sponsor or the Trust.

28 The United Kingdom's Financial Services Authority (the "FSA") is Barclays' lead regulator on a global basis. Barclays belongs to the FSA's "complex institutions" group. As part of its comprehensive regulatory oversight, the FSA conducts periodic reviews of various entities and operations/businesses within the Barclays Group, and to the extent the business is conducted outside the UK through entities not subject to direct FSA regulatory oversight, liaises routinely with non-UK regulators. As a direct subsidiary of Barclays Bank PLC, the FSA has the power and authority to oversee (including by means of periodic reviews) BGI-UK's activities and business records. To date, the FSA has not exercised that power with respect to BGI-UK. Other non-UK subsidiaries of BGI-UK are subject to regulatory oversight by local regulatory agencies (including, but not limited to, the Office of the Comptroller of the Currency, Japan FSA, Australia Securities and Investment Commission ("ASIC")) from whom the FSA routinely seeks and receives information. The Sponsor, however, is not a UK subsidiary of BGI-UK and, therefore, the FSA has no direct oversight authority over it. As the direct regulator of BGI UK, the FSA could, presumably, attempt to exercise indirect regulatory oversight over the Sponsor (an indirect, wholly-owned subsidiary of BGI-UK). The FSA has not attempted to exercise such indirect oversight.

29 In its capacity as sponsor of the iShares GSCI Commodity-Indexed Trust (see text accompanying footnote 30 below), Barclays Global Investors International Inc. is a commodity pool operator registered with the Commodity Futures Trading Commission.

Since December 31, 2002, the Sponsor has held an interest in EquiLend Holdings LLC ("EquiLend"), a limited liability company that provides a common electronic platform ("EquiLend Platform") for negotiating securities lending transactions, identifying borrowing opportunities with pre-approved borrowers, negotiating specific loans, maintaining appropriate records, marking to market all outstanding loans, ensuring collateral maintenance, and monitoring delivery and control of collateral. EquiLend is also permitted to sell or license certain data and analytical tools although it has not launched this business at this time. The EquiLend Platform currently operates both in the United States and in Europe through two separate registered entities, both of which are wholly owned by EquiLend. The Sponsor owns a 1/11th share of EquiLend.

Last year, following the decision to make the Sponsor responsible for the iShares-branded products that are not registered investment companies, a new Board of Directors and new chief executive officer, chief financial officer and chief operating officer were appointed, and the Sponsor began operating as the sponsor for the Trust and the iShares GSCI Commodity-Indexed Trust.[30] It is expected that, in addition to its role as sponsor of the Trust, the Sponsor will perform similar functions with respect to any other iShares-branded investment vehicles that are not registered investment companies which may be offered in the future.[31] There are currently no other activities in which the Sponsor is involved, or expected to become involved, and there are no circumstances anticipated in which the Sponsor would seek to cease to be the sponsor of the Trust.

The business of the Sponsor is managed under the direction of a Board of Directors currently composed of two members. The current members of the Sponsor's Board of Directors are senior executives of Barclays Global Investors, N.A. ("BGI") and also act as the Sponsor's chief executive officer and chief financial officer. More particularly, the current members of the Board of Directors of the Sponsor are employed by, and respectively act as the chief executive officer and the chief operating officer of, the Product Management Team, Intermediary Investors and Exchange-Traded Products Department, the division of BGI responsible for all iShares-branded products. Because both members of the Board of Directors of the Sponsor are familiar with financial and accounting matters, and the financial statements of the Sponsor are consolidated with the financial statements of BGI-UK (where they are subject to review by BGI-UK's audit committee), the Board of Directors of the Sponsor does not have an audit committee. The Sponsor has retained an independent registered public accounting firm as its external auditors.

---

30 The Sponsor has filed with the Commission Registration Statement No. 333-126810 in respect of the continuous offering of shares of the iShares GSCI Commodity-Indexed Trust.

31 The Sponsor expects to become sponsor of the iShares COMEX Gold Trust (the "Gold Trust"), a trust governed by the laws of the State of New York and the operation of which is substantially similar to the operation of the Trust except for the fact that the precious metal deposited in exchange for its shares (or delivered upon surrender of its shares) is gold, not silver. The shares of the Gold Trust are continuously offered pursuant to Registration Statement No. 333-112589. The Sponsor has requested from the staff of the Division of Corporation Finance relief identical to the relief requested hereby in connection with the Sarbanes-Oxley certifications that the Sponsor will have to file with the periodic reports of the Gold Trust once it becomes sponsor of the Gold Trust.

As of the date of this letter the Sponsor has no employees.[32] As long as this situation continues, the duties of the Sponsor will be discharged by the Sponsor's chief executive officer or chief financial officer, or by employees of BGI acting under the supervision of one or both of the Sponsor's chief executive officer or chief financial officer.[33] In addition, the Sponsor has retained SEI Investments Distribution Company, a third-party service provider, to provide call center and website support to the Trust.

As part of its oversight of the Sponsor's operations, the Board of Directors of the Sponsor will oversee the activities of the Trust and of the individuals whose responsibilities include the exercise of the Sponsor's rights and the discharge of the Sponsor's duties in respect of the Trust under the Trust Agreement (including in connection with the Trust's disclosure controls and procedures and internal control over financial reporting).

The Sponsor's chief executive officer and chief financial officer (who currently serve, and will serve, respectively, as its principal executive officer and principal financial officer) are responsible for establishing, maintaining and evaluating the Trust's disclosure control and procedures and internal control over financial reporting and have, with respect to the Trust, functions similar to those which are the responsibility of principal executive officers and principal financial officers of companies the securities of which are registered under the Exchange Act (including with respect to the establishment, maintenance and evaluation of the Trust's disclosure control and procedures and internal control over financial reporting). Accordingly, they are the only individuals in a position to sign, with respect to Exchange Act filings of the Trust, the corresponding Sarbanes-Oxley Certifications.

Under the direction of the Sponsor's chief executive officer, the Sponsor will monitor the performance of the Trustee and the Custodian in the discharge of their duties to the Trust and will be responsible for the preparation and filing of the periodic and other reports to be filed with the Commission on behalf of the Trust. Under the direction of the Sponsor's chief financial officer, the Sponsor is also responsible for hiring the external auditors for the Trust and will be the party responsible for interacting with the Trustee in all matters relating to the financial statements for the Trust which, pursuant to the Trust Agreement, are prepared by the Trustee (an unaffiliated entity with respect to the Sponsor and a bank subject to supervision of the banking authorities of the State of New York) following internal control over financial reporting procedures established by the Sponsor.[34] The Sponsor's chief executive officer and chief financial officer will have full access to the members of the Audit Committee of BGI-UK's Board of Directors and will be required to bring to the attention of such Audit Committee any significant deficiencies or material weaknesses that they become aware of in the operation of the

---

[32] As used herein, "employee" does not include the officers or directors of the Sponsor. See Rule 12b-2 under the Exchange Act.

[33] While all decision-making power and authority regarding the discharge of the duties of Sponsor will be the exclusive province of the Sponsor's board of directors, chief executive officer and/or chief financial officer, BGI employees, acting under the supervision of the Sponsor's chief executive officer and/or chief financial officer, will provide the administrative, ministerial and clerical support necessary to implement those decisions.

[34] Trust Agreement, Section 4.8.

internal control over financial reporting used by the Trustee in the preparation of the financial statements of the Trust. The external auditors retained by the Sponsor will also be asked to report to the Audit Committee of BGI-UK's Board of Directors any such significant deficiencies or material weaknesses. The Sponsor's chief executive officer and chief financial officer will execute the certifications to be filed with the Trust's quarterly and annual reports pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act. They will also sign the quarterly and annual reports filed by the Sponsor on behalf of the Trust on Forms 10-Q and 10-K.[35]

BGI-UK is a holding company organized under the laws of England and Wales on October 27, 1999. BGI-UK is the holding company for all Barclays Global Investors entities across the world. Currently such entities include Barclays Global Investors North Asia Limited, Barclays Global Investors Guernsey Limited, Barclays Global Investors Japan Trust and Banking Company Limited, Barclays California Corporation (which owns all of the issued and outstanding shares of the Sponsor), Barclays Global Investors Holdings Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors Australia Holdings Limited. BGI-UK owns, indirectly, all of the shares of the Sponsor. BGI-UK is not an affiliate of the Trustee and has no employees.

BGI-UK's business is managed under the direction of a Board of Directors of six members. The Board of Directors of BGI-UK has an Audit Committee composed of three directors. BGI-UK's Audit Committee does not include, and will not include, among its members the chief executive officer or the chief financial officer of the Sponsor. BGI-UK's Audit Committee was created by resolution of the Board of Directors on April 13, 2000 and its responsibilities include (i) approving BGI-UK's external auditors and audit plan, (ii) reviewing the use of external auditors for non-audit services, (iii) approving BGI-UK's annual internal audit program, (iv) considering internal audit reports and ensuring that action is taken by management where appropriate, (v) reviewing, together with BGI-UK's management, the procedures in place to ensure compliance with applicable requirements of all regulatory authorities, and (vi) reviewing "management letters" from the external auditors and ensuring that action is taken by management where appropriate. As the last paragraph of the proposed Sarbanes-Oxley Certifications indicates, the Sponsor's chief executive officer and chief financial officer will report to BGI-UK's Audit Committee any significant deficiencies or material weaknesses they become aware of in the operation of the internal control over financial reporting used in the preparation of the financial statements of the Trust. The Sponsor believes that as parts of its responsibilities under items "(iii)" and "(iv)" above, BGI-UK's Audit Committee will have all necessary authority to act upon such reports, evaluate the effectiveness of the disclosure controls and procedures and the internal control over financial reporting applicable to the Trust and make any recommendations or take such other actions that members of the Committee may deem necessary or appropriate under the circumstances. Members of the Audit Committee of the BGI-UK's Board of Directors will have full access to the Sponsor's external auditors, to the external auditors retained by the Sponsor for the Trust and to Barclays Internal Audit, a team of internal auditors retained by BGI and Barclays Bank PLC to perform their functions with respect to BGI-UK and its affiliated entities on a global basis. No employee of BGI-UK, or members of the Audit Committee of BGI-UK's Board of Directors will participate in the establishment, maintenance or evaluation of the Trust's internal control over financial reporting or disclosure controls and procedures. However, as indicated above, the external auditors retained by the Sponsor and the Sponsor's chief

---

[35] No relief is requested hereby with respect to who should sign the periodic and other reports required by the Exchange Act in respect of the Trust.

executive officer and chief financial officer will be required to bring to the attention of such Audit Committee any significant deficiencies or material weaknesses they become aware of in the operation of the internal control over financial reporting used by the Trustee in the preparation of the financial statements of the Trust. In compliance with the provisions of the Trust Agreement that require the Trustee to "furnish to the Sponsor any information from the records of the Trust that the Sponsor reasonably requests in writing [and] is needed to prepare any filing or submission that the Sponsor or the Trust is required to make under the federal securities laws of the United States", in connection with the preparation of the modified Sarbanes-Oxley Certifications proposed hereby, the Sponsor will seek from the Trustee such information, supporting documents and other evidence as it shall deem necessary in order to enable the Sponsor to identify any significant deficiencies or material weaknesses in the design or operation of the Trust's internal control over financial reporting, and any fraud that involves individuals who have a role in the registrant's internal control over financial reporting.

II. MODIFICATIONS TO THE CERTIFICATIONS REQUIRED PURSUANT TO RULES 13a-14(a) AND 15d-14(a)

Section 302 of the Sarbanes-Oxley Act of 2002[36] directed the Commission to adopt rules requiring the principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions, of a company required to file periodic reports under Section 13(a) or 15(d) of the Exchange Act to certify the information contained in the quarterly and annual reports. In compliance with that provision, the Commission promulgated Rules 13a-14(a) and 15d-14(a), and amended Item 601 of Regulation S-K to adopt the language of the certifications that must be filed *exactly* as adopted by the Commission by each principal executive officer and principal financial officer of a registrant.

In light of the special characteristics of the Trust and the fact that the Trust cannot technically comply with certain provisions in the certifications form because of the Trust's lack of internal management and the limited nature of its activities, the Sponsor respectfully requests that the staff of the Commission indicate that it will not recommend enforcement action to the Commission if the certifications required by Rules 13a-14(a) and 15d-14(a) under the Exchange Act with respect to the Trust are signed by the principal executive officer and the principal financial officer of the Sponsor and filed with the following modifications:

1. Deleting the references, in the opening language of the fourth and fifth paragraphs, to "[t]he *registrant's* other certifying officer(s)". As explained above, the registrant has no officers. The certifying officers signing the certifications will be the officers of the Sponsor who, taken into consideration the peculiar structure of the registrant, perform with respect to the matters covered in the certifications similar functions to those a principal executive officer or a principal financial officer of the registrant would perform.

2. Adding the Sponsor's auditors and Board of Directors and the auditors of BGI and Barclays Global Investors UK Holdings Limited immediately after the reference to the registrant's auditors and substituting the Audit Committees of BGI and Barclays Global Investors UK Holdings Limited for the audit committee of the registrant's Board of Directors in the fifth paragraph. As

---

36 Pub. Law No. 107-204, 116 Stat. 745 (2002).

previously indicated, the Trust does not have a board of directors or an audit committee. For this reason, it is not possible to disclose the information referred to in paragraph 5 of the standard form of certification to the Trust's board of directors and audit committee. The Sponsor respectfully submits that by disclosing such information, instead, to the Sponsor's auditors and Board of Directors and to the auditors and Audit Committee of the Board of Directors of the Sponsor's parent, investors in the Shares would be as protected as if the disclosure had been made as contemplated in the standard form of certification.

3. Deleting from part "b" of the fifth paragraph the reference to "management or other employees" of the registrant and referring, instead, to those persons who have a significant role in the registrant's internal control over financial reporting.

The relief requested is substantially similar to the no-action relief granted by the staff of the Division of Corporation Finance to World Gold Trust Services LLC, the sponsor of the *streetTRACKS® Gold Trust*,[37] to the trustee of a liquidation trust established for the benefit of the creditors of *Hechinger Investment Company of Delaware, Inc.*,[38] to *Mitsubishi Motors Credit of America, Inc.* as the depositor into certain securitization trust not meeting the definition of "asset-backed issuer"[39], and to *Bank of America N.A.*, in its capacity as trustee of several "royalty trusts".[40]

In *streetTRACKS® Gold Trust*, where a special-purpose entity with no independent business activities, no board of directors and no audit committee acted as sponsor of a trust similar to the Trust, the staff granted relief similar to the one requested hereby. As it was the case in *streetTRACKS® Gold Trust*, with respect to the matters addressed in the fifth paragraph of the certifications, the Sponsor expects the certifying officers to report to the Audit Committee of the Sponsor's parent. Given that BGI-UK has its own board of directors and audit committee and is subject to the oversight of, and regulation by, the Financial Services Authority of the United Kingdom, we respectfully submit that the reporting procedures proposed by the Sponsor are at least as protective of investors' interests as those found adequate by the staff in *streetTRACKS® Gold Trust*.

The other precedents listed above are consistent with the relief requested hereby. In each of them the staff took into consideration the structure and passive nature of the issuer in granting relief in regard to the certification requirements of Rules 13a-14(a) and 15d-14(a). For example, in *Bank of America* and *Hechinger*, interpretive and no-action relief was granted to the trustees of royalty trusts or liquidating trust who signed the certifications in lieu of the principal executive officer or the principal financial officer of the registrants. In addition, because these registrants, like the Trust, did not have directors, audit committee or any officers, changes to the wording of the certifications consistent with those proposed hereby were not objected to by the staff. Similarly, in *Mitsubishi* interpretive relief was granted to a registrant who, because of the nature of the assets held by the securitization conduit (potentially, vehicles), did not technically have the status of asset-backed issuer. What all these precedents illustrate is

---

[37] Letter dated February 18, 2005.

[38] Letter dated May 15, 2003.

[39] Letter dated March 27, 2003.

[40] Letter dated November 13, 2002.

the past willingness of the staff to accommodate the particular circumstances of specified issuers that do not meet the prototypes for which the standard certifications were drafted. Relying on these and similar precedents, and invoking such willingness, the Sponsor respectfully requests that the staff indicate that it will not recommend enforcement action if the Sponsor complies with the certification requirements of Rules 13a-14(a) and 15d-14(a) under the Exchange Act by filing the certifications exactly in the form attached hereto as Exhibit A.

The relief requested is limited to the description of the operation of the Trust and the Sponsor in this letter and does not encompass any future changes to the structure of the Trust or the Sponsor.

* * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269. Please contact the undersigned, at (212) 878-8075, or Edgard Alvarez, at (202) 912-5007, with any questions or requests for additional information.

Very truly yours,



for David Yeres

Exhibit 1

CERTIFICATIONS

I, [identify the certifying individual], certify that:

1. I have reviewed this [specify report] of iShares Silver Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))][41] for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;[42]

---

41 This text will not be included in the certification until required per Releases 33-8238, dated June 5, 2003, 33-8545 dated March 2, 2005, and 33-8618, dated September 22, 2005, or such other mandatory compliance date as shall be announced by the Commission in the future.

42 The text of paragraph "(b)" will not be included in the certification until required per Releases 33-8238, dated June 5, 2003, 33-8545 dated March 2, 2005, and 33-8618, dated September 22, 2005, or such other mandatory compliance date as shall be announced by the Commission in the future. Prior to such date, paragraphs "(c)" and "(d)" below will be paragraphs "(b)" and "(c)", respectively.

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors, the auditors of Barclays Global Investors, N.A. ("BGI"), the board of directors of Barclays Global Investors International Inc. ("BGII"), the auditors of BGII and of Barclays Global Investors UK Holdings Limited ("BGI-UK"), the audit committee of the board of directors of BGI and the audit committee of the board of directors of BGI-UK (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves persons who have a significant role in the registrant's internal control over financial reporting.

Date: ____________________

____

[Signature]
[Title]